22003625

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-66096

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

SEC Mail Processing
MAR 2 1 2022
Washington, DC

FILING FOR THE PERIOD BEGINNING 1/1/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hines Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2800 Post Oak Blvd. Suite 4700
(No. and Street)

Houston (City) TX (State) 77056 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Debbie Prosperie (Name) 713-966-7808 (Area Code – Telephone Number) debbieprosperie@hines.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

1111 Bagby, Suite 4500 (Address) Houston (City) TX (State) 77002 (Zip Code)

October 20, 2003 (Date of Registration with PCAOB)(if applicable) 34 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Debbie Prosperie, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hines Securities, Inc. (the "Company"), as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ASHISH PATEL
Notary Public, State of Texas
Comm. Expires 09-24-2025
Notary ID 129475502

Notary Public Ashish Patel

Signature: [signature]

Title: Financial Operations Principle

Date: March 11, 2022

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Deloitte.

Deloitte & Touche LLP
Suite 4500
1111 Bagby Street
Houston, TX 77002-2591
USA

Tel: +1 713 982 2000
Fax: +1 713 982 2001
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of Hines Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hines Securities, Inc. (the "Company") as of December 31, 2021, and the related statements of income (loss), cash flows, and changes in stockholder's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules h, j, and m listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

March 11, 2022

We have served as the Company's auditor since 2004.

HINES SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS

CASH	$ 13,981,728
DUE FROM AFFILIATES	1,165,060
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — Net of accumulated depreciation of $878,324	24,558
PREPAID EXPENSES AND OTHER	756,632
TOTAL	$ 15,927,978

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable	$ 1,603,062
Accrued expenses	3,854,958
Deferred compensation	5,615,194
Total liabilities	$ 11,073,214
COMMITMENTS AND CONTINGENCIES (Note 4)	
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value authorized, 10,000 shares; issued and outstanding, 9,783 shares	98
Additional paid-in capital	166,935,902
Accumulated deficit	(162,081,236)
Total stockholder's equity	4,854,764
TOTAL	$ 15,927,978

See notes to financial statements.

HINES SECURITIES, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUES:	
Sales commissions	$ 11,448,355
Dealer manager fees	935,810
Recoveries of organizational and offering costs	4,808,097
Other Revenue	100,000
Total revenues	17,292,262
EXPENSES:	
Salaries and wages	24,394,466
General and administrative	6,378,630
Legal and other professional fees	1,533,679
Travel, meals, and entertainment	1,315,487
Marketing	1,915,814
Commissions to selling broker-dealers	9,855,159
Marketing fees to selling broker-dealers	2,512,623
Depreciation expense	6,014
Total expenses	47,911,872
NET LOSS	$ (30,619,610)

See notes to financial statements.

HINES SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (30,619,610)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation expense	6,014
Change in operating assets and liabilities:	
Increase in due from affiliates	(489,472)
Decrease in prepaid expense	277,474
Increase in accounts payable	734,640
Decrease in accrued expenses	(1,044,447)
Increase in deferred compensation	363,407
Decrease in due to affiliates	(97,667)
Net cash used in operating activities	(30,869,661)
CASH FLOWS FROM FINANCING ACTIVITIES — Capital contributions	30,000,000
NET DECREASE IN CASH	(869,661)
CASH — Beginning of year	14,851,389
CASH — End of year	$ 13,981,728

See notes to financial statements.

HINES SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Common Stock		Additional Paid-In	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
BALANCE – January 1, 2021	9,783	$ 98	$ 136,935,902	$(131,461,626)	$ 5,474,374
Capital contributions	—	—	30,000,000	—	30,000,000
Net loss	—	—	—	(30,619,610)	(30,619,610)
BALANCE - December 31, 2021	9,783	$ 98	$ 166,935,902	$(162,081,236)	$ 4,854,764

See notes to financial statements.

1. NATURE OF OPERATIONS

Hines Securities, Inc. (the "Company"), was incorporated in the state of Delaware in June 2003 in compliance with the broker-dealer registration requirements imposed by Rule 3b-9 of the Securities Exchange Act of 1934, and was granted membership with the Financial Industry Regulatory Authority ("FINRA") on January 7, 2004. The Company is a wholly owned subsidiary of Hines Securities Manager LLC. The Company was formed for the purpose of serving as the dealer-manager for marketing and distributing non-traded real estate products sponsored by Hines Interests Limited Partnership ("HILP"), an affiliate of the Company, and certain of its affiliates including Hines Global REIT, Inc. ("Global REIT"), Hines Global Income Trust, Inc. ("HGIT"), NLG PPO LLC ("NLG"), and 333 N Water St LLC ("Water Street"). In July 2012, FINRA approved the Company's request to amend its membership agreement to allow the Company to act as a dealer manager on a best-efforts basis for business development companies sponsored by Hines.

On August 5, 2009, Global REIT commenced its initial public offering, pursuant to which it offered a maximum of $3.5 billion in common shares. The initial Global REIT offering was terminated on January 30, 2013. On February 4, 2013, Global REIT commenced its second public offering, pursuant to which it offered a maximum of $2.5 billion in common shares. The second Global REIT offering ceased accepting new sales of shares on April 11, 2014 but continued to allow shareholders to reinvest dividends for additional shares through the dividend reinvestment plan as a part of the second offering. On July 17, 2018, Global REIT shareholders approved a plan of liquidation and distribution pursuant to which Global REIT will sell all or substantially all their assets and be dissolved. As of December 31, 2021, the Global REIT liquidation plan remained in process.

On August 20, 2014, HGIT commenced its initial public offering, pursuant to which it offered a maximum of $2.5 billion in common shares. The initial HGIT offering suspended the sale of shares on September 30, 2017 but continued to allow shareholders to reinvest dividends through the dividend reinvestment plan. On January 5, 2018, HGIT commenced its follow-on offering, pursuant to which it offered a maximum of $2 billion in common shares. The follow-on changed the product from a finite-life REIT to a non-exchange traded REIT with no targeted liquidity window.

On August 12, 2021, NLG commenced its private placement offering, pursuant to which it offered a maximum of $44.8 million in interests to accredited investors. The offering fully subscribed and closed at $50 million on October 25, 2021.

On November 22, 2021, Water Street commenced its private placement offering, pursuant to which it offered a maximum of $4.4 million of preferred interests to accredited investors. The offering closed on January 14, 2022.

Going Concern — The accompanying financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has experienced operating losses and negative cash flows over the past several years and expects such losses and negative cash flows to continue in 2022 and future years. As a result, the Company does not have sufficient cash on hand or available liquidity to meet its obligations as they become due. These conditions and events raise substantial doubt about the Company's ability to continue as a going concern.

In response to these conditions, the Company has a commitment from HILP to provide the Company with the necessary funding through its affiliates, Hines Securities Manager LLC and/or Hines Retail Securities, Inc., to enable the Company to meet its obligations as they become due and to continue as a going concern for at least one year following the date the financial statements are issued. As a result, the Company has concluded that management's plans are probable of being achieved to alleviate substantial doubt about the Company's ability to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Due From Affiliates — Due from affiliates includes amounts related to organizational and offering cost reimbursements (see below), as well as other support services due from HGIT, and HRIF at December 31, 2021; of $771,584; and $4,180 respectively.

Also included in due from affiliates are amounts due from HILP for expense reimbursements related to the intercompany services agreement totaling $389,296 at December 31, 2021 (see Note 3).

Furniture and Equipment — Furniture and equipment comprise communications and technical equipment, furniture, and fixtures and are carried at cost, less accumulated depreciation, and amortization. Depreciation of furniture and equipment is calculated on a straight-line basis using an estimated useful life of seven years.

Revenue Recognition — The Company has a single performance obligation to market and sell shares or units offered by the entity for which an agreement exists. Consequently, sales commissions and dealer-manager fees are recognized as of the date the common shares are sold (see Note 3). For trail commissions, the Company has concluded the estimate of these future commissions is constrained because the amount may vary significantly based on customer behavior and the value of the underlying shares or units, among other factors. Therefore, the trail fee commissions revenue is recorded when the account values become fixed and determinable. A portion of trail fee commissions are recognized on a monthly basis with the remaining revenue recognized as the fees are earned for a period up to five years on T Shares, and up to 35 years on D Shares. Placement agent fees are recognized on a monthly basis (see Note 3). Recoveries of organizational and offering costs and other recoveries are recognized as the related expenses are incurred (see below). Recoveries of expenses associated with private placement activity are recognized once the offering closes (see Note 3).

Segment Reporting — The Company operates as one reportable business segment. This one reportable segment is the marketing and distribution of non-traded real estate investment securities and related products.

Recoveries of Organizational and Offering Costs — During 2021, the Company incurred and paid for certain organizational and offering costs on behalf of Global REIT, HGIT, HRIF, Sentio, and NLG ("the Funds").

The Company is reimbursed for these expenses on a monthly basis by the Funds. The Company was reimbursed at the end of the offering for NLG. These costs consist of legal, accounting, printing, marketing, and certain other offering-related expenses and are recorded in various expense accounts, and the related reimbursements are included in recoveries of organizational and offering costs in the accompanying statement of income (loss).

Income Taxes — The Company has elected to be treated as an S Corporation for federal income tax purposes under which its taxable income or loss is included in the tax return of its owner. Accordingly, there is no provision for federal income taxes reported in the statement of income (loss). State franchise taxes that are based on income are included in general and administrative expenses in the accompanying statement of income (loss).

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America includes management's estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Prepaid Expenses — Prepaid expenses consist primarily of internal commissions, software licenses, and membership fees, which are being amortized over the life of their respective contracts.

Accrued Expenses — Accrued expenses primarily consist of bonuses, vacation, internal commissions, and external sales commissions (see Note 4).

Deferred Compensation — Deferred compensation primarily consists of employee equity programs (see Note 4).

Subsequent Events — The Company has evaluated subsequent events through March 11, 2022, the date the financial statements were issued.

3. RELATED-PARTY TRANSACTIONS

Dealer-Manager Agreement — HGIT — On December 6, 2017, the Company entered into a dealer-manager agreement ("DMA") with HGIT. The HGIT DMA provides for payment to the Company of selling commissions in the amount of up to 3.0% of the gross offering proceeds of the Class T Shares sold in the primary offering, all or a portion of which may be reallowed to Dealers. The HGIT DMA further provides for payments to the Company of selling commissions in the amount of up to 3.5% of the gross offering proceeds of the Class S Shares sold in the primary offering, all or a portion of which may be reallowed to selling broker dealers ("Dealers"). In addition, the Company shall be paid a dealer manager fee in the amount of up to 0.50% of the gross offering proceeds of the Class T Shares sold in the primary offering. All or a portion of the dealer manager fee may be paid by the Company to Dealers. No selling commissions or dealer manager fees shall be paid to the Company with respect to the sale of Class D Shares and Class I Shares or with respect to Class T Shares, Class S Shares, Class D Shares and Class I Shares sold pursuant to the HGIT distribution reinvestment plan.

In addition, the HGIT DMA provides for payment to the Company of a distribution and stockholder servicing fee in an annual amount equal to 1.0% of the aggregate NAV of the outstanding Class T Shares, 1.0% of the aggregate NAV of the outstanding Class S Shares and 0.25% of the aggregate NAV of the outstanding Class D Shares, which will accrue monthly and be payable monthly in arrears with a cap of up to 8.75%. No distribution and stockholder servicing fees shall be paid to the Company with respect to Class I Shares. The Company may reallow or advance the distribution and stockholder servicing fees to the Dealers who sold the Class T Shares, Class S Shares or Class D Shares giving rise to such distribution and stockholder servicing fees, respectively, to the extent the Selected Dealer Agreement with such Dealer provided for such payment. Notwithstanding the foregoing, if the Company is notified that the Dealer who sold such Class T Shares, Class S Shares or Class D Shares, respectively, is no longer the broker-dealer of record with respect to such

Class T Shares, Class S Shares or Class D Shares, then such Dealer's entitlement to the distribution and stockholder servicing fees related to such Class T Shares, Class S Shares or Class D Shares shall cease, and such Dealer shall not receive the distribution and stockholder servicing fees for any portion of the month in which such Dealer is not the broker-dealer of record on the last day of the month; provided, however, if the change in the broker-dealer of record with respect to such Class T Shares, Class S Shares or Class D Shares is made in connection with a change in the registration of record for such Class T Shares, Class S Shares or Class D Shares on the Global Income Fund's books and records (including, but not limited to, a re-registration due to a sale or a transfer or a change in the form of ownership of the account), then such Dealer shall be entitled to a pro rata portion of the distribution and stockholder servicing fees related to such Class T Shares, Class S Shares or Class D Shares, respectively, for the portion of the month for which such Dealer was the broker-dealer of record. Thereafter, such distribution and stockholder servicing fees may be paid by the Company to the then current broker-dealer of record with respect to the Class T Shares, Class S Shares or Class D Shares, if any, if such broker-dealer of record has entered into a Selected Dealer Agreement with the Company that provides for such payment. In this regard, all determinations will be made by the Company in good faith in its sole discretion.

The Company recorded dealer manager fees in the statement of income (loss) for the year ended December 31, 2021 in the amount of $700,060.

Dealer-Manager Agreement — NLG — The Company entered into a DMA with NLG for the purpose of selling LLC units on August 12, 2021. The NLG DMA provided that NLG pay the Company up to 5% of the investor's subscription amount. This included a selling commission of 4% and a marketing support fee of 1%. NLG also paid the Company 2.5% of gross proceeds as reimbursement to the Company for costs and expenses related to the offering.

The Company recorded dealer manager fees in the statement of income (loss) for the year ended December 31, 2021, in the amount of $235,750.

Intercompany Services Agreement — On January 1, 2019, the Company entered into an intercompany services agreement with HILP related to certain services that HILP and its affiliates have agreed to perform for the Company. The agreement automatically renews for successive one-year periods on January 1 of each year and may be terminated upon at least 30 days' prior written notice from either party to the other.

These services include, but are not limited to, information technology support, internal audit, cash management, risk management, accounting and tax, corporate communications, payroll and human resources, office space, and other corporate services. The fees for these services are agreed upon prior to the service being completed and are billed and paid no less

than quarterly. For the year ended December 31, 2021, $1,470,436 was included in general and administrative expense, and approximately $305,643 was included in salaries and wages in the accompanying statement of income (loss) related to these services.

Placement Agent Agreements — On June 1, 2006, the Company entered into a Placement Agent Agreement and a Placement Agent Compensation Agreement with HILP. Pursuant to these agreements, the Company acted as a placement agent in connection with the offering and sale of interests of certain private investment funds sponsored by HILP. This agreement was not renewed for 2021.

General Services Agreement — On May 1, 2021, HSI entered into a General Services Agreement with MSC Advisor I LLC. The agreement may be terminated with 60 days' prior written notice from either party to the other.

These services include, but are not limited to, call center support, tax reporting, communications to advisors and investors, dividend support and oversight of annual reporting. For the year ended December 31, 2021, the Company earned $100,000 under this agreement, which was included in Other Revenue in the accompanying statement of income (loss).

Capital Contributions — During the year ended December 31, 2021, the Company received capital contributions of $30 million from Hines Securities Manager LLC to assist with funding its operations.

4. COMMITMENTS AND CONTINGENCIES

Selected Dealer Agreements — The Company has entered into selected dealer agreements with certain selling broker-dealers to market and distribute the common shares, interests or units being offered pursuant to the HGIT offering, and the NLG and Water Street private placement offerings. The selected dealer agreements expire on the date that the respective offerings are terminated. The offer and sale of shares, interests or units under the selected dealer agreements can be suspended or terminated at any time at the request of the Company. The selected dealer agreements may be terminated by either party after they have been given written notice. (see Note 3)

Employee Long-Term Incentive Plan — Effective January 1, 2004, the Company formed the Long-Term Incentive Plan (the "Plan") to provide long-term incentive awards ("LTI Awards") to certain employees based upon certain guaranteed minimums or an amount determined based upon "eligible sales" as defined in the Plan. In 2015, awards for certain new plan participants were determined based upon a percentage of the participant's base salary. Effective January 1, 2020, eligible employees of the Plan were transferred to the Hines Investment Management Employee Cash Long-Term Incentive Program. The

Company intends to continue this Plan or a similar plan indefinitely, but it reserves the right to change and/or discontinue it at the Company's discretion.

The LTI Awards are granted on March 15th of the year following the year of service to which they relate and vest over a three-year period. The participant must be an active employee on the date of payment in order to receive payment. The Company recognizes compensation expense related to the awards on a straight-line basis over the service period of the awards.

The Company will grant LTI Awards on March 15, 2022. Compensation expense of $958,247 was recorded in 2021. The related payable of $1,374,506 as of December 31, 2021, is included as deferred compensation in the accompanying statement of financial condition.

Hines Global Income Trust and HMS Income Fund Retention Bonus Award — On July 22, 2015, the Company entered into agreements with certain employees to earn retention bonuses that will be paid upon the earlier of a three-year liquidity window or upon liquidation of HGIT and HMS. The bonuses are determined based on sales of HGIT and HMS. The aggregate commitment for payments to the employees, as of December 31, 2021, is currently estimated to be $7,921,284 for HGIT bonuses. As a condition to the payment of the bonuses, the employee is required to be an employee of Company as of the date of the liquidation of the respective fund. If the employee is no longer employed by the Company on the liquidation date, the bonus is forfeited and no longer an obligation of the Company. The Company makes a periodic accrual for the bonuses that are expected to be due and payable at the liquidation date. Given the uncertainty around the liquidation event, on a regular basis management evaluates the estimate for the liquidation date and adjusts the periodic accrual to reflect the estimated timing. The current estimated liquidation date used for this calculation is February of 2024 for HGIT. The final HMS payment was released December 31, 2021. During the year ended December 31, 2021, $1,126,478 was recognized as an expense associated with HGIT and $1,721,418 was recognized as an expense associated with HMS. The total related payable of $4,033,919; as of December 31, 2021, is included as deferred compensation in the accompanying statement of financial condition.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. As of December 31, 2021, the Company had net capital, as defined, of $3,404,383, which was $2,666,169 in excess of its required net capital of $738,214, and its ratio of aggregate indebtedness to net capital was 3.25 to 1.

SUPPLEMENTAL SCHEDULES

HINES SECURITIES, INC. Schedule h

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER 17CFR 240.15c3-1
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2021

COMPUTATION OF NET CAPITAL:	
Total stockholder's equity	$ 4,854,764
Deductions:	
Nonallowable assets:	
Due from affiliates	669,191
Prepaid expenses	756,632
Furniture, equipment, and leasehold improvements — net	24,558
NET CAPITAL	$ 3,404,383
COMPUTATION OF AGGREGATE INDEBTEDNESS — Liabilities	$ 11,073,214
TOTAL AGGREGATE INDEBTEDNESS	$ 11,073,214
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	3.25 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (greater of $5,000 or 1/15 of aggregate indebtedness)	$ 738,214
Excess net capital	$ 2,666,169

No material differences exist between the amounts above, which are based on the audited financial statements, and amounts included in the Company's unaudited FOCUS report as of December 31, 2021, as filed on January 25, 2022.

HINES SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF CUSTOMER RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR CUSTOMERS UNDER 17 CFR 240.15c3-3 PURSUANT TO SEC RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2021

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to:

A. Real estate syndication
B. Acting as broker or dealer selling tax shelter or limited partnerships in primary distributions
C. Placing private securities
D. Wholesaling non-traded REITs
E. Acting as dealer manager on a best-efforts basis for the business development company of HMS Income Fund, Inc. ("HMS BDC")
F. Acting as wholesaler or dealer manager on a best-efforts basis for non-traded Business Development Companies
G. Acting as wholesaler or dealer manager for public, non-traded Closed-End Funds

Deloitte.

Deloitte & Touche LLP
Suite 4500
1111 Bagby Street
Houston, TX 77002-2591
USA

Tel: +1 713 982 2000
Fax: +1 713 982 2001
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of Hines Securities, Inc.

We have reviewed management's statements, included in the accompanying Hines Securities, Inc. Exemption Report (the "Exemption Report"), in which Hines Securities, Inc. (the "Company") stated that the Company did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and filed the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") throughout the year ended December 31, 2021, without exception. The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about management's statements within the Exemption Report. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74.

Deloitte & Touche LLP

March 11, 2022

Hines Securities, Inc. Exemption Report

Hines Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:

a) Real estate syndication
b) Acting as broker or dealer selling tax shelter or limited partnerships in primary distributions
c) Placing private securities
d) Wholesaling non-traded REITs
e) Acting as dealer manager on a best-efforts basis for the business development company of HMS Income Fund, Inc. ("HMS BDC")
f) Acting as wholesaler or dealer manager on a best-efforts basis for non-traded Business Development Companies
g) Acting as wholesaler or dealer manager for public, non-traded Closed-End Funds

Further, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Hines Securities, Inc.

I, Debbie Prosperie, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Financial Operations Principle

Date: March 11, 2022

Deloitte.

Deloitte & Touche LLP
Suite 4500
1111 Bagby Street
Houston, TX 77002-2591
USA

Tel: +1 713 982 2000
Fax: +1 713 982 2001
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and the Board of Directors of Hines Securities, Inc.

We have reviewed management's statements, included in the accompanying Hines Securities, Inc. Exemption Report (the "Exemption Report"), in which Hines Securities, Inc. (the "Company") stated that the Company did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and filed the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") throughout the year ended December 31, 2021, without exception. The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about management's statements within the Exemption Report. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74.

Deloitte & Touche LLP

March 11, 2022

Hines Securities, Inc. Exemption Report

Hines Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:

a) Real estate syndication
b) Acting as broker or dealer selling tax shelter or limited partnerships in primary distributions
c) Placing private securities
d) Wholesaling non-traded REITs
e) Acting as dealer manager on a best-efforts basis for the business development company of HMS Income Fund, Inc. ("HMS BDC")
f) Acting as wholesaler or dealer manager on a best-efforts basis for non-traded Business Development Companies
g) Acting as wholesaler or dealer manager for public, non-traded Closed-End Funds

Further, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Hines Securities, Inc.

I, Debbie Prosperie, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Financial Operations Principle

Date: March 11, 2022